Forest House 58 Wood Lane White City London W12 7RZ United Kingdom	VIA EDGAR

June 19, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Mary Beth Breslin Ms. Irene Paik Mr. Mark Brunhofer Ms. Mary Mast

Re:	Autolus Therapeutics plc
Registration Statement on Form F-1 File No. 333-224720

Acceleration Request

Requested Date: Thursday, June 21, 2018
Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1 to become effective on June 21, 2018, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as its counsel may orally request via telephone call to the staff. The Registrant hereby authorizes each of Darren K. DeStefano and Courtney Thorne of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Darren K. DeStefano of Cooley LLP at + 1 703 456 8034, or in his absence, Courtney Thorne at + 1 617 937 2318. Thank you for your assistance with this matter.

[Signature Page Follows]

Sincerely,

AUTOLUS THERAPEUTICS PLC

By:	/s/ Christian Itin
Christian Itin
Chief Executive Officer

cc:	Matthias Alder, Autolus Therapeutics plc
Darren DeStefano, Cooley LLP Christian Plaza, Cooley LLP Brian Leaf, Cooley LLP
Courtney Thorne, Cooley LLP Katie Kazem, Cooley LLP